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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2002

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐  No  ☒

Attached to this 6-K are the following items:

Exhibit

1.
Preliminary Results for the year ended 28 September 2002

2.
Notification of Interests of Directors and Connected Persons

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: December 2, 2002	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

IMPERIAL TOBACCO GROUP PLC
ANNOUNCES ITS PRELIMINARY RESULTS FOR THE
YEAR ENDED 28 SEPTEMBER 2002

2002 HIGHLIGHTS

*
Future prospects transformed by successful acquisition of Reemtsma.

*
Another year of record financial performance — adjusted operating profit up 27% to £789m, including £107m Reemtsma contribution.

*
Adjusted earnings per share up 16% to 68.4p — doubled over five years.

*
Full year dividend up 15% to 33.0p.

        Extended leadership in UK market — cigarette market share of 42.9%.

*
Continued good progress from the international business particularly in Western Europe.

*
Excellent first full year contribution from Tobaccor — 11% annualised growth.

*
Integration of Reemtsma on track.

*
Continued focus on sustainable profitable growth.

        Gareth Davis, Chief Executive, said:

        "I am pleased to report another excellent set of results in the most significant year of progress since Imperial Tobacco's listing as a public company.

        The highlight of the year was undoubtedly the acquisition of Reemtsma, which was completed in May. This transforming acquisition considerably strengthens our international presence and provides excellent opportunities for further profitable growth. The process of integrating Reemtsma is well underway and I am delighted with the progress so far.

        Elsewhere during the year, our ongoing operations and acquired businesses all posted robust performances. In the UK, we again increased our share of the UK cigarette market consolidating our market leadership position. Our growing international businesses benefited from continued investment in brands and infrastructure. There were strong contributions in Western Europe and Africa, where Tobaccor has proved to be a very valuable addition to the Group, producing a double digit return in its first full year.

        Looking ahead, we will continue to focus on delivering profitable growth for our shareholders. With an increased global presence, improved brand portfolio and enhanced skills base, I am confident that Imperial Tobacco will continue to strengthen its operations worldwide and create long-term value for shareholders."

INQUIRIES

Imperial Tobacco Group PLC 0117 963 6636
(+44 117 963 6636 from outside the UK)

Gareth Davis—Chief Executive
Robert Dyrbus—Finance Director
Frank Rogerson—Director of Corporate Affairs
Alison Cooper—Group Financial Controller

Brunswick—Tom Kyte 0207 404 5959 (for inquiries on 25 November only)
                                        (+44 207 404 5959 from outside the UK)

        Imperial Tobacco's 2002 Preliminary Results are available on our website: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

	2002			2001
* Adjusted operating profit (1)	£789m		Up 27%	£619m
	($1,227m	)
* Adjusted pre-tax profit (1)	£642m		Up 26%	£509m
	($998m	)
* Adjusted profit after tax (1)	£465m		Up 26%	£370m
	($723m	)
* Adjusted earnings per share (1) (2)	68.4p		Up 16%	59.0p
	(106.4c	)
* Dividend per share (2)	33.0p		Up 15%	28.8p
	(51.3c	)
* Turnover	£8,296m		Up 40%	£5,918m
	($12,900m	)
* Operating profit	£603m		—	£604m
	($938m	)
* Pre-tax profit	£423m		Down 14%	£494m
	($658m	)
* Profit after tax	£283m		Down 20%	£355m
	($440m	)
* Basic earnings per share (2)	41.0p		Down 28%	56.6p
	(63.8c	)
* Diluted earnings per share (2)	40.8p		Down 27%	56.2p
	(63.4c	)

(1)
Adjusted to exclude the effect of goodwill amortisation and exceptional items.

(2)
Comparatives for earnings per share and dividends per share reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002. The interim dividend for 2002 has been similarly adjusted.

        The exchange rate of US $1.555 to the £1, the pound sterling noon buying rate on 27 September 2002, has been used to translate this statement prepared under UK GAAP.

CHAIRMAN'S STATEMENT

        Continuing to deliver profitable growth

        I am pleased to report that Imperial Tobacco has again delivered a record performance in the most significant year of progress since our listing as a public company. The Group has successfully continued to pursue its strategy of international growth through targeted organic expansion and acquisitions.

        The acquisition of Reemtsma Cigarettenfabriken GmbH, completed in May 2002, marked a step change in the Group's development, promoting Imperial Tobacco into the top tier of global tobacco manufacturers as the world's fourth largest international tobacco company. This acquisition has transformed Imperial Tobacco, creating a Group with a balanced international geographic spread, a comprehensive brand and product portfolio, with enhanced opportunities to deliver top line growth and increased operational efficiencies, fully congruent with our strategic criteria for acquisitions.

        Reemtsma acquisition and financing

        The acquisition of Reemtsma has significantly affected the reported results for the year. The operating profit generated by Reemtsma (£107m) was offset by goodwill amortisation (£62m) and interest in relation to the debt element of the acquisition funding (£52m). The balance of the acquisition funding was by way of a two for five discounted rights issue which was approved by shareholders on 8 April 2002 and completed successfully, with a 97% take-up, at the end of April. This has increased the number of shares in issue from 521m to 729m, such that the effective weighted average shares for the year to September 2002 was 663m. The historic share base has been adjusted from 521m shares to 624m shares, resulting in the earnings per share and dividend per share for prior years being restated to reflect the bonus element of the discounted rights issue. In addition, the Group's results for 2002 included exceptional charges for the restructuring of the business following the Reemtsma acquisition and exceptional finance charges following the refinancing of the acquisition debt facilities of £33m, principally relating to the write-off of facility arrangement fees.

        2002 Performance

        The Group's continued strong progress in 2002, incorporating four and a half months trading results from Reemtsma was reflected in a record adjusted operating profit of £789m (before amortisation and exceptional charges), up 27% on the 2001 adjusted operating profit of £619m, with turnover excluding duty up 51% to £2,219m. The UK, our traditional home market, delivered a powerful performance complemented by another year of significant growth in our international business.

        Adjusted profit on ordinary activities before tax was up 26% to £642m (2001: £509m), after charging £147m net interest (2001: £110m). This increase in the interest charge included the debt financing of the Reemtsma and Tobaccor acquisitions offset by cash flow from existing operations.

        These results have delivered basic earnings per share of 41.0p (2001: 56.6p) and adjusted earnings per share of 68.4p, an increase of 16% on 2001.

        Dividend

        Your Directors are recommending a final dividend of 23.0p per share, making a total dividend for the year of 33.0p, adjusted for the impact of the rights issue in April 2002. This represents an increase of 4.2p per share, or 15% on the total 2001 dividend (adjusted for the bonus element of the rights issue in April 2002) and demonstrates our continuing commitment to growing dividends broadly in line with underlying earnings.

        The dividend will be paid on 21 February 2003 to shareholders on the register at the close of business on 24 January 2003.

        Continued growth

        Creating shareholder value through continued growth is a fundamental feature of our corporate strategy. In 2002, significant progress was made by:

*
The successful acquisition of Reemtsma, which transformed the Group by substantially enhancing its scale and growth profile.

*
Extending cigarette market leadership in the UK, complemented by robust performances in other product groups.

*
The successful integration of Tobaccor and enhanced performance from the strong portfolio of acquired brands.

*
Focused investment in brands and infrastructure internationally, delivering continued organic growth.

*
Realising efficiency gains across the business, generated by manufacturing restructuring and cost control.

        Successful strategy reinforced

        The strategic evolution of the Group from its UK roots into a multi-national business with worldwide tobacco interests has been significantly enhanced through the acquisition of Reemtsma.

        The solid bedrock provided by the domestic markets of the UK and Germany, strong regional positions in other international cigarette markets and an unrivalled strength in other tobacco products worldwide provide a balanced geographic spread; a Group well placed for profitable growth. We will continue to seek acquisition opportunities which meet our criteria of delivering strong brand equity, extending international distribution coverage while providing profit improvement potential.

        Board changes

        I was saddened by the retirement and subsequent death of Clive Inston, Corporate Affairs Director, in December 2001. His contribution to the Group's development since demerger was significant and he has been greatly missed.

        To reflect the growing international focus of the Group, I am pleased to welcome Manfred Haussler as Sales and Marketing Director and Pierre Jungels and Ludger Staby as Non-Executive Directors further to strengthen the Board.

        Corporate citizenship

        Our commitment to good corporate citizenship is based on the belief that businesses are accountable to their stakeholders for the way in which they discharge their obligations of stewardship and responsible behaviour towards society. The operating environment section within this report seeks objectively and openly to review progress in meeting the expectations of stakeholders. It demonstrates our continuing commitment to high standards of occupational health, safety and environmental management as well as underlying business conduct.

        In its strategic review of activities following the acquisition of Reemtsma, the Group has committed to extend its sustainability criteria across the enlarged business. A report on our progress in implementing accepted standards of corporate social responsibility will be included in the 2003 Annual Report.

        We believe that the way in which we encourage and reward openness, innovation and good performance among our employees at all levels is fundamental to our business success. I would like to thank all our employees for their continuing commitment which has helped deliver another set of outstanding results in a time of significant change for the Group.

        Outlook

        The challenges facing the tobacco industry continue through regulatory pressure on our freedom to manufacture and market our products and governments' ongoing policy of seeking ever higher levels of excise duty.

        However, in the UK, while taxation of tobacco products remains at unprecedented levels, more modest excise duty increases and action by HM Customs & Excise have helped ensure a more orderly and resilient tobacco market, although it remains to be seen what impact the recent change to indicative levels for travellers will have on the size of the UK duty paid market. From our market leadership position we will continue to aim for underlying profit improvement in our key domestic market.

        In Germany, our other principal domestic market, we have now stabilised our cigarette market share and the growth of the private label sector appears to be slowing. Whilst the market remains highly competitive, a reorganisation of our sales force, an extended portfolio and further product initiatives present enhanced growth prospects over the coming year.

        On the broader international front, the complementary brand portfolios and greater international scale and depth of the combined business offer significant opportunities, which can be exploited by our experienced international management team to drive organic growth from an efficient cost base.

        The Group's excellent track record since demerger underpins my confidence in its prospects for continued profitable growth, despite the industry challenges ahead. Our wider geographic spread, enhanced skills base and stronger brand portfolio provide us with an enviable opportunity to strengthen our world position and create long-term value for shareholders.

Derek Bonham
Chairman

        OPERATING AND FINANCIAL REVIEW

        Positioned for growth

        2002 represented a major milestone in the strategic development of Imperial Tobacco Group.

        In May 2002, we successfully completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH—a German manufacturer of cigarettes and other tobacco products—for a final consideration of £3.0bn (after £0.4bn liquid assets acquired). We also entered into an option agreement to enable us to acquire the outstanding 9.99% on substantially similar terms. In addition, a profit pooling agreement was put in place, establishing a fixed return on the minority holding, such that the Group consolidates the whole of the earnings of Reemtsma into Imperial Tobacco Group's results. Total goodwill arising on the acquisition was £3.2bn which is being amortised over 20 years.

        This financial year has also seen the initial contribution from the UK Philip Morris distribution contracts (PM contracts), the full year effect of the acquisition of Tobaccor, the ongoing benefit of the integration of earlier acquisitions and efficiency savings through restructuring of manufacturing facilities across all product groups. The continued development of our international business reflects the investment we have made in businesses, markets, brands and infrastructure.

        Through a disciplined and value-driven approach to growth, Imperial Tobacco has secured a reputation for recognising the potential inherent in acquired businesses, unlocking the synergies available, improving productivity, achieving cost savings and realising the opportunities for exploiting brand and market strengths.

        In respect of Reemtsma, the reorganisation process is already well underway with the establishment of integrated management teams across the business. In September 2002 we published details of comprehensive organisational changes, which will support the delivery of the £170m of cost savings and synergies announced at the time of the acquisition. We continue to be confident these savings and synergies will be delivered by the year ending September 2004; in relation to these initiatives and the restructuring announced in October 2001, we recorded exceptional charges of £103m.

        The results for 2002 demonstrate our continuing progress in successfully implementing our consistent and proven strategies.

        Group turnover, excluding duty, grew by 51% compared to 2001 reflecting 4% organic growth complemented by four and a half months contribution from Reemtsma (£574m), a full year of Tobaccor (£174m) and the benefit of the PM contracts (£18m).

        Summary of Operating Results

	Turn- over ex duty 2002 £m	Turn- over ex duty 2001 £m	Inc/ (dec) %	Oper- ating profit 2002 £m	Oper- ating profit 2001 £m	Inc/ (dec) %	Oper- ating margins 2002%	Oper- ating margins 2001%
As reported	2,219	1,474	51	603	604	—	27.2	41.0

Amortisation and exceptionals				186	15

As adjusted	2,219	1,474	51	789	619	27	35.6	42.0

Comprising:
— organic performance	1,453	1,393	4	623	600	4	42.9	43.1

— UK*	739	691	7	373	353	6	50.5	51.1
— Inter- national*	714	702	2	250	247	1	35.0	35.2
— Reemtsma	574	—		107	—		18.6	—
— Tobaccor	174	81		42	19		24.1	23.5
— PM contracts	18	—		17	—

*
prior year figures restated to reflect a change in the basis of overhead allocation.

        Adjusted Group operating profit increased by 27%, including organic growth of 4%. Within this, underlying UK profit rose by 6%, with margins held at around 50%. Organic international growth was held back at 1% as a result of a slow down of development in Asia Pacific (where plans were postponed following the Reemtsma acquisition) and business foregone as a result of distributor rationalisation mainly in Eastern Europe. Excluding these effects, the underlying businesses delivered 8% operating profit growth. Overall organic international margins were held at around 35%.

        Reemtsma delivered adjusted operating profit of £107m in the four and half months since acquisition, ahead of expectations, mainly due to the timing of marketing expenditure, with adjusted operating margins during this period increasing to 18.6%. In addition, Tobaccor results improved by an annualised 11% to £42m, with growth in operating margins to over 24%, up from 21% on acquisition in March 2001.

        The operating results, excluding amortisation and exceptionals, are also presented below in a new regional format and reflect a revised basis of overhead allocation, consistently applied back to prior years.

        Regional Performance Analysis

	Turn- over ex duty 2002 £m	Turn- over ex duty 2001 £m	Inc/ (dec) %	Oper- ating profit 2002 £m	Oper- ating profit 2001 £m	Inc/ (dec) %	Oper- ating margins 2002%	Oper- ating margins 2001%
UK	764	691		390	353		51.0	51.1
— organic	739	691	7	373	353	6	50.5	51.1
— PM contracts	18	—		17	—
— Reemtsma*	7	—		—	—
Germany	274	62		67	10		24.5	16.1
— organic	69	62	11	13	10	30	18.8	16.1
— Reemtsma*	205	—		54	—		26.3
Rest of Western Europe	495	429		217	193		43.8	45.0
— organic	447	429	4	211	193	9	47.2	45.0
— Reemtsma*	48	—		6	—		12.5
Rest of World	686	292		115	63		16.8	21.6
— organic	198	211	(6)	26	44	(41)	13.1	20.9
— Tobaccor	174	81		42	19		24.1	23.5
— Reemtsma*	314	—		47	—		15.0

*
Reemtsma—four and a half months results

        This regional analysis highlights the German operating margins of Reemtsma of around 26%, alongside the lower margin existing Imperial Tobacco business which combines high margin roll your own tobacco and low margin private label cigarette sales. In the rest of Western Europe, the combined operating margin of 44% reflects high margin Imperial Tobacco sales, particularly roll your own tobacco. In the Rest of the World, the combined operating margins are the lowest in the Group, reflecting the current market profitability in these regions, together with the effects of business foregone in Eastern Europe and investments in Asia Pacific.

        Shareholder returns

        The impact of our marketing and operational initiatives and the successful integration of our value-creating acquisitions are reflected in Imperial Tobacco's financial performance, which has consistently delivered superior returns for shareholders over the last six years.

        Total returns to shareholders since our listing in 1996 were 290% at the end of September 2002, compared with a return of 8% from the FTSE All-Share index. In the year to September 2002, 27% growth in adjusted operating profit, when combined with effective interest and tax management, has resulted in a 16% increase in adjusted earnings per share to 68.4p, taking into account the rights issue. Adjusted earnings per share have doubled in a five-year period.

	2002	2001	2000	1999	1998	1997
Adjusted EPS* (pence)	68.4	59.0	53.6	46.4	37.2	34.0
Increase	16%	10%	16%	25%	9%

*
Earnings per share (EPS) before amortisation and exceptional items. 1997-2001 adjusted to reflect the bonus element of the rights issue.

        The proposed final dividend for 2002 is 23.0p per share. The total adjusted dividend for 2002 is 33.0p per share, a 15% increase on 2001, broadly reflecting underlying earnings growth. Since demerger in 1996, Imperial Tobacco has delivered compound earnings growth of 15% and compound dividend growth of 13%.

        Financing and liquidity

        The financing of the Group has changed significantly during the year as a result of the acquisition of Reemtsma. At the time of the acquisition, the Group refinanced all of its borrowings except the US$600m global bond and the euro1bn euro bond and private placements from its European medium term note programme. The acquisition financing comprised a new euro 5.5bn syndicated bank facility and £1bn of equity funding, raised from the rights issue in April.

        Subsequently, the majority of the acquisition bank facilities were refinanced, mainly through the capital markets (euro 2.8bn) and from private placements and cash surpluses (euro 0.7bn). The weighted average maturity of committed debt is 4.4 years, in line with the Board's policy.

        At the year end, net debt was £3.7bn (2001: £1.5bn) of which 10% was denominated in sterling, 87% in euros and 3% in other currencies. 85.1% of gross debt (2001: 35.5%) was fixed by way of interest rate derivatives reflecting a Board decision to increase the level of fixing following the Reemtsma acquisition.

        Interest

        The Group's interest charge, before exceptional finance charges, of £147m comprised £52m in relation to the acquisition of Reemtsma completed on 15 May 2002 and £95m in respect of the funding of the rest of the Group. Compared to last year, the cost of funding, excluding Reemtsma, has decreased by £15m (2001: £110m) as the cash flow generation of the business and the impact of lower interest rates more than offset the incremental interest charge for the Tobaccor acquisition of £5m. Our average cost of debt in 2002 was 5.7% (2001: 6.4%) reflecting decreases in underlying market rates. Interest cover, before amortisation and exceptional items was 5.4 (2001: 5.6).

        In addition, there was an exceptional financing charge in 2002 relating to the write-off of £45m bank fees associated with the Reemtsma acquisition; this was partly offset by a £12m foreign exchange gain resulting from the hedging arrangements to exchange the sterling equity issuance into euros.

        Taxation

        The tax charge for the year was £140m, representing an effective tax rate of 27.7% (2001: 27.3%) on profit before non-deductible amortisation. The Group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain for the foreseeable future.

        Cash Flow

        In 2002, the Group generated £778m of operating cash flow after net capital expenditure, representing a cash conversion rate of 99% on adjusted operating profit, in line with our normal rate of conversion. Net capital expenditure of £46m was consistent with the level of ongoing asset replacements in the Group, after allowing for £6m of expenditure at Reemtsma in the four and half months since acquisition. The impact of the acquisition of Reemtsma is reflected in the acquisition and financing cash flows.

        United Kingdom

        The UK market remained our largest and most profitable in the year to September 2002, and once again has made a very significant contribution to the performance of the Group. The combination of a relatively modest increase in excise duty, for the second year running, and vigorous activity by HM Customs & Excise to curtail tobacco smuggling, has led to a more stable duty paid market, which increased in size for the first time in many years. In addition, we believe there has been a noticeable reduction in the proportion of non-UK duty paid cigarette sales to around 25% of total consumption compared to 30% in 2001, although the recent increase in indicative levels for UK travellers may impact on these trends. We remain convinced that tobacco smuggling can only be satisfactorily addressed by a fundamental realignment of UK excise duty rates with those prevailing in other mature markets of the world.

        Against this background, Imperial Tobacco had another highly successful year, recording further growth in cigarette market share which rose from an average of 39.7% in 2001 to 42.9% in 2002, consolidating still further our UK market leadership.

        Lambert & Butler, Britain's top selling cigarette brand family, grew market share during the year to 16.1% in September 2002, while the Richmond brand family has grown to become Britain's second largest selling range, capturing 10.9% of market by September 2002, in just three years since introduction.

        In September 2001, we commenced distribution of the Marlboro brand range in the UK for Philip Morris. A year on, substantial gains in retail distribution have been achieved, with Marlboro Lights' market share standing at its highest level to date of 5.6%.

        Following the acquisition of Reemtsma, we launched Davidoff into the super premium sector in September 2002, to capitalise on the reputation of our most internationally distributed brand.

        In addition Reemtsma's UK subsidiary, Park Lane Tobacco Company, which principally manufactures and sells private label cigarettes to several leading wholesale and retail groups, was successfully integrated into Imperial Tobacco's UK sales and logistics functions.

        Golden Virginia, now available in innovative resealable packaging, maintained its clear leadership of the roll your own tobacco market. By September 2002, Drum and Drum Milde had grown market share to a combined level of 14.6%, maintaining Imperial Tobacco's overall share at 64.4%.

        Rizla continued to hold around three-quarters of the rolling papers market, supported this year by the introduction of Rizla Green and Rizla Red multipacks to leading supermarket groups. In cigars, our share grew to 48.8% in September 2002 with good performances from Classic and the Small Classic range, while in pipe tobacco our market share was maintained at around 39%.

        We have continued to invest heavily in sales force technology and analysis tools, and we believe the information provided gives Imperial Tobacco significant competitive advantage. Our merchandising equipment is installed in over 32,000 UK retail outlets and is supported by a comprehensive range and space planning service, acknowledged by retailers as the industry leader.

        Germany

        The German cigarette market is the largest in Western Europe and, at 144bn cigarettes, is over twice the size of the UK. Following the acquisition of Reemtsma it is Imperial Tobacco's second principal market. Although mature, it has seen slight growth over the last year, but has become increasingly competitive with the rise of private label and value brands and a recent significant excise tax increase. Nevertheless the German market is highly profitable, second only to the UK in Western Europe, and provides a solid profit base for the enlarged Group.

        Around a quarter of all branded cigarettes sold in Germany are Reemtsma brands, including West, Davidoff, R1 and Cabinet. Growth in private label brands slowed during 2002 as the price gap with branded products narrowed. Our share of the overall cigarette market which had been under pressure during the year, averaging 20.3% compared to 21.9% in 2001, now appears to be stabilising.

        During the period, the West brand family retained its position as the second largest selling cigarette brand in Germany with a market share of 9.5%. West's market position in the mid price sector was strengthened by a reduction in its price differential with value brands, resulting from the recent duty increases, and it was supported by an advertising campaign, consumer promotions and events. The West brand family was extended in September 2002 with the launch of West Presso, a new American blend concept. With further duty increases due in January 2003 the West portfolio should be well placed to benefit from further narrowing of price differentials.

        Davidoff, positioned in the highly profitable premium sector, is the fastest growing brand family in Germany and by September 2002 achieved over 1% market share. R1, a brand family with an innovative filter system, maintained its market leadership in the ultra light sector, with a market share of 1.8%.

        The Cabinet brand family, with its authentic East German heritage, performed robustly against the challenge of private label brands. With a market share, in September 2002, of around 8.1% in East Germany, Cabinet is our number one brand in this region. Peter Stuyvesant again made a significant contribution as one of our leading brands in the high price sector, with a market share of 2.3%.

        As a result of the acquisition of Reemtsma, Imperial Tobacco became the German market leader in other tobacco products, with a combined share of 45% in branded roll your own tobacco and make your own products. As a result of the successful launch of the innovative make your own product, West Singles, our combined volume grew by more than 6% in a growing sector.

        Our overall position in the German market is being further strengthened as we combine our existing sales force and marketing operations supported by a unified distribution network.

        Rest of Western Europe

        Elsewhere in Western Europe, the acquired Reemtsma brands and infrastructures are further enhancing and complementing Imperial Tobacco's international scale and depth in the region.

        The underlying businesses remain strong. Within the French cigarette market, the successful launch of Route 66 in 2001 has enhanced our cigarette portfolio which, together with the JPS brand range, helped to grow our overall market share to 3.6% at the end of the financial year, including the Reemtsma brands. We also recorded significant growth in our roll your own tobacco share, achieving 29.6% of the market in September 2002 through the success of Interval Blond, which is now France's biggest selling roll your own tobacco brand.

        We have delivered another encouraging performance in Southern Europe, particularly in Spain, where JPS American Blend grew strongly this year taking our overall blonde market share to 4.7%. It is now the country's second fastest growing brand, driven by distribution gains, enhanced retail display and supported by a series of successful consumer promotions. Davidoff confirmed its position as the fastest growing brand in the Greek cigarette market, with a volume increase of 41% in 2002, growing sales for the fifth consecutive year.

        In Ireland, we grew our overall market share to 31% (including Marlboro at 6%) during the year ended September 2002. John Player King Size, Ireland's number one brand for more than ten years, is widening its appeal with the imminent launch of John Player 100s. Lambert & Butler is also establishing itself in the market with a share of over 1%.

        Drum, the world's number one roll your own tobacco, which celebrated its fiftieth anniversary in 2002, performed robustly in The Netherlands, its home market. Although the premium roll your own tobacco sector remains under pressure, Drum, now also available in an innovative resealable pouch, remains the clear market leader contributing to a Group market share of just under 60%.

        On European ferries and in the Eurotunnel market, we increased our leading share through category management initiatives. Imperial Tobacco also became the leading duty paid supplier to many key tourist airports within the EU including Alicante, Palma de Mallorca and Amsterdam Schiphol.

        With the integration of Reemtsma proceeding ahead of schedule, we are already starting to realise synergies as areas of duplication have been rationalised. Revenues are also beginning to benefit from the enhanced brand portfolios and established distribution networks, supported by focused advertising and promotional expenditure.

        Rest of the World

        In Central and Eastern Europe our strategy is to invest in, and develop, our international strategic brands including Davidoff and West, while building on the platform provided by regional and local strategic brands.

        In Central Europe, which includes the markets of Poland, Slovenia, Hungary, Macedonia, the Czech Republic and Slovakia, we have maintained our position as the second largest tobacco company by sales volume, with stronger performances from our strategic brands compensating for some planned volume decline in traditional local brands. Also, a number of markets in the region are increasing excise taxes in advance of joining the EU which, while having a negative impact on market volumes, has provided some beneficial pricing opportunities.

        Our sales in Poland have stabilised after a period of intense price competition. West continued to grow strongly and our overall share was broadly held at around 18%. In Slovenia, the most profitable market in the region, we maintained our strong position as market leader, with growth in our market share to 76.5% in September 2002, driven by the success of West, Boss and Davidoff.

        Eastern Europe is our largest region by volume, and incorporates operations in the Ukraine, Russia and Kyrgyzstan which recorded significant sales volume improvement.

        The Ukraine, our largest market in the region, recorded encouraging growth in international brands, particularly through the successful development of Davidoff and R1 taking our share of consumption to 29.1%. In addition, the recently launched Boss reached a market share of 1.3% in September 2002, complemented by a good performance from the Prima family, particularly Prima Optima.

        In Russia, sales volumes grew by 44% year-on-year, driven by increases in the innovative West StreamTec brand and advances by Davidoff and R1, supported by newly introduced line extensions, and Maxim. The expansion of the sales force organisation and supporting infrastructure was completed and now provides a framework for wider distribution of all the Group's brands in the market.

        In Australia and New Zealand our market shares continued to grow, with cigarette market shares in 2002 averaging 17.9% and 17.7% respectively and roll your own tobacco shares averaging 61.4% and 24.3% respectively. Through our focused approach and targeted investment we continued to improve our position with enhanced retail trade displays, combined with innovative marketing and portfolio improvement.

        The development of the Group's business in Asia Pacific, an important growth region, continued to progress well. Following the establishment of a regional office in Singapore, we now have operations in Vietnam where our share was 8% in September 2002, representing volume growth of over 30%, and we are developing our recent investments in Laos and Bangladesh. In China, we continue to progress arrangements with the Hongta group and State Tobacco Monopoly Administration leading on from the letter of intent signed by Reemtsma in 2001.

        Following the acquisition of Reemtsma, the Group is now the third largest tobacco company in Taiwan with an overall share of 13% in 2002, this market is one of the key profit contributors to the Group. Davidoff and The Imperial held around 70% of the premium price sector in September 2002, and we remain well represented in the high price sector with Boss, and in the growing value sector, with West. The market has been disrupted in the past year by a general economic downturn and the first cigarette price increase in over 10 years. These factors have encouraged consumer downtrading, resulting in a decrease in our market share. The Group therefore is consolidating its strong position in the premium sector with the launch of Davidoff 1mg in the growing lights segment, and our recent performance shows an improving sales trend.

        In Africa and the Middle East, the Group grew volume and share, and the acquisition of Reemtsma has significantly strengthened our position in the Middle East, complementing our already strong African business.

        In the Middle East, growth has been driven by an excellent performance from Davidoff, which is now building share in several Gulf markets, including Saudi Arabia and Kuwait. A manufacturing agreement for the production of the Bahman brand in Iran, together with the launch of the imported Davidoff and West brands, will further enhance our presence in the region.

        In Africa, the successful integration of Tobaccor, acquired in March 2001, has significantly improved performance, despite some political instability particularly in Madagascar and most recently in the Ivory Coast. Our African business has also benefited from excellent organic growth in West Africa, where our Superkings King Size brand continues to perform strongly, particularly in Nigeria. In September 2002, we acquired a further 12.5% of Tobaccor for £45m, to be paid at the end of December 2002 on a similar multiple as the original stake, including a net cash adjustment and dividends accrued since acquisition. Terms were also agreed to acquire the balance of shares by December 2005.

        Our Travel Retail and Global Duty Free business has delivered strong results in all areas, ahead of expectations, in a year that has been affected by reduced passenger numbers. In the UK duty free market we gained leadership of the cigarette market. For the first time, we also became the leading supplier of duty free tobacco products to UK airports. The inclusion of Reemtsma's cigarette portfolio has helped to extend further our success in duty free outlets in Europe, Asia Pacific, Africa, the Middle East and the Americas.

        Across the Rest of the World regions, the limited areas of infrastructure overlap are being rationalised and initiatives actioned to leverage the Group's combined brand equity, including other tobacco products, through our well established distribution networks.

        Manufacturing

        The acquisition of Reemtsma has significantly changed the profile of the Group, resulting in a well-invested manufacturing base comprising 37 factories worldwide, producing a broad range of cigarettes, roll your own and pipe tobaccos, cigars and paper products—including tubes and filter tips.

        Cigarette manufacturing has now been reorganised into four regions; EU, Central and Eastern Europe, Africa and Asia, with other tobacco products organised under a single grouping. This structure will benefit from shared technology and standards, allowing greater opportunity for productivity improvement and reduced manufacturing costs.

        Our strategy of seeking continuous performance improvement remains paramount. We foresee substantial synergy savings through a programme of brand and blend rationalisation and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. Occupational health and safety and concerns for the environment in which we operate continue to be a high priority and we maintain a proactive approach to meeting the challenges from regulatory changes and trends in the tobacco industry.

        Cigarette

        During 2002, Imperial Tobacco's cigarette factories increased productivity by 23%, an underlying productivity increase of 8% after a significant de-stocking programme last year following changes in UK excise procedures. Unit costs were held despite additional expenditure relating to new regulatory disclosure requirements in the EU. Initial estimates suggest that productivity increased by 15% at the core Reemtsma cigarette factories in 2002. In Germany, the Nordhausen cigarette factory ceased production in September 2002, with most of the volume being transferred to Langenhagen.

        The creation of a 'centre of excellence' for filter technology in Debrecen, Hungary is progressing well, and the in-house production of 'StreamTec' filters for the West brand is expected to deliver benefits in 2003.

        A new expansion process for stem has been installed and commissioned in Tarnow, Poland. This product is now being included in some blends and is delivering significant cost savings. A major expansion of the Volgograd factory in Russia is underway, to meet increased market demand.

        In Dublin, planning permission has been granted for a new cigarette making and packing facility. The transfer of production is expected to be completed by the end of 2003, with processed tobacco being sourced from our Langenhagen factory in Germany.

        Other Tobacco Products (OTP)

        Roll your own tobacco production has benefited from the £12m investment in high-speed resealable pouch packaging machines at our Joure factory in The Netherlands. In 2002, our roll your own tobacco operations achieved overall productivity improvements of 8%. Our pipe tobacco product portfolio has been successfully rationalised and the Liverpool factory downsized accordingly. Cigar production from the closed Cadena operations was successfully transferred to our Bristol factory in the UK and production levels normalised following a de-stocking programme over the year. This disruption held back the overall OTP productivity improvement to 4%, with unit costs held at 2001 levels.

        Our strategy to create 'centres of excellence', for example, for roll your own tobacco at Joure, for cigars in Bristol and for American blend economy products at Lahr in Germany, is underway. The development of specialist manufacturing expertise associated with each product category is expected to deliver both productivity improvements and overall cost savings.

        Papers and tubes

        In our rolling paper and tubes business, further underlying productivity gains of 5% were achieved, and unit costs decreased by 8%, through rebalancing production capacity and the closure of our production facility at Mazeres in France. The consolidation of tubes production at Trossingen in Germany, and rolling paper production at Wilrijk in Belgium and Treforest in Wales, was also successfully completed. During 2002, our Treforest production facility attained ISO 14001 accreditation for its environmental management practices.

        All of these measures will keep Imperial Tobacco's high quality, low cost production base at the forefront of efficiency, and further support our growing manufacturing operations worldwide.

        Prospects

        Imperial Tobacco has demonstrated by its six-year track record of consistent profit delivery, positive cash flow and successful integration of acquisitions that it has the ability to implement its proven strategy for delivering sustainable shareholder value.

        The acquisition of Reemtsma offers enormous potential for growth in what will continue to be one of the world's most challenging and competitive industries. The future will bring significant change as we merge all aspects of the business, embracing best practice, whether of Imperial Tobacco or Reemtsma origin. We will seek to leverage our combined geographic spread and greater brand equity and, from a transformed cost base, capitalise on our strengthened growth platform.

        While not underestimating the challenges we face, we are confident that the powerful combination arising from the acquisition of Reemtsma provides us with an enviable opportunity to strengthen our global position for the benefit of all our stakeholders.

Gareth Davis Chief Executive	Robert Dyrbus Finance Director

OPERATING ENVIRONMENT

        Business success is judged not only by financial performance, no matter how impressive, but also by the way an organisation fulfils its obligation of effective stewardship and responsible behaviour. At Imperial Tobacco we remain committed to meeting those responsibilities as a good corporate citizen.

        Imperial Tobacco celebrated the centenary of its formation in this financial year. It is appropriate to recall the tradition of philanthropy of the founding Wills' and Player's families, not least in the donations to universities, museums and the local communities in which the Company started. The development of infrastructure projects in Africa is also not new, with the Company actively participating in the development of the former Nyasaland and Southern Rhodesia almost a century ago.

        We remain committed to the development of the communities of which we are a part, both in the UK and overseas. Our high standards are reflected throughout our Tobaccor operations in Africa, where our initiatives include the provision of sanitation, health and education facilities as well as providing jobs and local revenue. Our African factories work closely with their local communities, often including community leaders on their advisory boards.

        In France, where economic conditions have led to the closure of our rolling papers factory in Mazeres, we have sought to ensure that land is returned to the local community, as a gift, for its planned use as a museum.

        Communities, Charities and Employees

        Imperial Tobacco also seeks to support and to encourage positively the efforts of its staff both to participate in community activities and to raise money for charitable causes. In many cases, the Company matches the money they raise using its charities fund. It also matches donations made by employees under the Give As You Earn scheme administered through the Charities Aid Foundation.

        In the year to 28 September 2002, Imperial Tobacco, as part of its ongoing commitment in the UK, donated a total of £663,000 to charities; in many cases seeking to provide long-term funding for particular community initiatives including such organisations as the Citizens Advice Bureau. Exceptionally, this included in the Company's centenary year, £300,000 to support museums in Bristol and Nottingham to reflect the contribution the Company has made to the economic life of both cities. Overseas, Imperial Tobacco donated a total of £191,000 including support for disaster relief and recovery work following the floods in Germany and donations to art, culture and social institutions, while Tobaccor supported AIDS campaigns and sports associations.

        Vision and Values

        Imperial Tobacco used the acquisition of Reemtsma as an opportunity to reaffirm its vision, values and beliefs to its employees. Our core values not only include working together for the good of the whole business and valuing individuality and hard work, but also commit the Company to behaving responsibly, with high standards of business ethics and concern for the welfare of its people.

        Imperial Tobacco also believes in creating opportunities for employees to develop individually and as a team, and places strong emphasis on learning and development. We have a loyal and motivated workforce and seek to encourage fulfilment of potential at every level of our business through internal and external training and skills enhancement. Comprehensive training programmes to ensure effective management of our businesses have been established through links with Cranfield University and Ashridge Management Centre in the UK and Insead in France.

        To align further the interests of employees with those of shareholders, wherever possible we invite employees to build a stake in the Company through ownership of Imperial Tobacco Group shares. Further opportunities to join Sharesave schemes in the UK and overseas were offered during the year. In addition, in our centenary year, employees were invited to participate in the Centenary Share Matching Scheme, enabling them to share further in the economic success of the Company, to which they make such a positive contribution.

        Corporate Social Responsibility

        The Board has reaffirmed its commitment to Corporate Social Responsibility and to its implementation throughout the Imperial Tobacco Group. Following the acquisition of Reemtsma, revised timetables for action are being drawn up and will be published on our website. The Board takes a personal interest in these activities and the Director of Corporate Affairs is tasked to provide regular reports on progress to enable the Board to report more fully on Corporate Social Responsibility issues in the Group's 2003 Annual Report and Accounts.

        Occupational Health, Safety and the Environment (OHSE)

        Imperial Tobacco seeks to provide superior returns for its shareholders in a socially and environmentally responsible manner, while maintaining a commitment to sustainable development.

        In this financial year, we have strengthened our occupational health, safety and environmental management systems in line with our commitment to move beyond basic legal compliance by seeking to minimise the adverse impacts of our operations on the natural environment.

        We have extended our electricity supply contract so that all UK grid electricity is obtained from renewable sources and qualifies as Climate Change Levy Exempt. Independent energy audits have been completed at all our European manufacturing and logistics sites to identify improvement opportunities and provide a sound basis for energy conservation measures to deliver the 10% reduction target we have set.

        Our objective of achieving ISO 14001 registration for all manufacturing and logistics operations by the end of 2004 is progressing well, with Treforest and Avonmouth in the UK our first sites to be recommended for certification. Four further sites are expected to be registered before the end of 2003 with the remainder a year later. Recently acquired Tobaccor and Reemtsma sites will also be integrated into an extended programme.

        Our Occupational Health and Safety programme has concentrated on risk assessment and on reducing manual handling risks. All our European manufacturing and logistics sites have been independently audited and are now strengthening management systems in line with OHSAS 18001.

        During 2002 we have improved our Group OHSE performance measurement system and added new measures to improve its scope and robustness. We remain committed to continued progress in management systems development and performance improvement in our established facilities. The consolidation and integration of management and measurement processes in the enlarged organisation is a priority for 2003.

        We seek to influence our tobacco suppliers through the Social Responsibility in Tobacco Production Programme, which is supported by a number of companies in the worldwide tobacco industry.

        A more comprehensive report on the Group's occupational health and safety performance, verified by SGS UK Ltd is available on our website www.imperial-tobacco.com

        Product Stewardship

        Imperial Tobacco has published on its website details of the ingredients added to the tobacco in its cigarettes sold in major markets, in a format similar to that used for food products. It is planned to extend the coverage to both the acquired Reemtsma cigarette portfolio and all markets of the world during the course of 2003.

        Declaration of the ingredients in the Company's tobacco products will also be made to national authorities within the EU at the end of 2002, together with appropriate information on their toxicology under the terms of the EU Directive concerning the manufacture, presentation and sale of tobacco products.

        Also, along with other tobacco manufacturers in the UK and Australia, Imperial Tobacco has assisted national authorities in gathering data on the smoke constituents of its tobacco products.

        As part of this exercise, Imperial Tobacco has also investigated the variability of measurements, provided by reliable laboratories, of over 40 constituents of cigarette smoke. The data, made available to appropriate authorities in the UK and to the academic community, suggest that the variability is presently too high for these measurements to be used for regulatory or verification purposes. Therefore, Imperial Tobacco is collaborating through the Centre de Cooperation pour les Recherches Scientifiques relatives au Tabac (CORESTA) to develop more reliable and validated methods for measuring smoke constituents.

        Safety of Cigarettes

        Imperial Tobacco acknowledges that no cigarette should be regarded as safe. The Company was one of the first to explore alternatives to tobacco in the 1960s, in dialogue with the UK Independent Scientific Committee on Smoking and Health. This led to the development of New Smoking Material (NSM) which, following extensive testing, was launched in the UK in 1977. Cigarette products containing NSM were vigorously opposed by the Health Education Authority and were subsequently withdrawn.

        This salutary experience illustrates the need to debate with public health bodies and agree objective criteria by which modifications made to cigarettes can be judged. It is only when these criteria are in place that tobacco companies can, with any confidence, focus their efforts on developing the next generation of products and offer them to the smoking public. Imperial Tobacco would welcome further discussion with appropriate authorities on this issue.

        Tobacco Industry Issues

        During the year regulatory pressures on our industry have continued. In particular there are several EU initiatives that are intended to restrict further the way in which we conduct our business.

        In 2001, the EU passed a Directive on the manufacture, presentation and sale of tobacco products. This requires much larger health warnings on all tobacco products, bans the use of product descriptors such as 'lights' and 'mild', and requires manufacturers to disclose details of ingredients and their purpose. The Directive also imposes lower tar and nicotine yield ceilings and a new carbon monoxide yield ceiling, for all cigarettes sold in the EU from January 2004. These yields will also apply to cigarettes manufactured for export outside the EU, to take effect from January 2005 to January 2007 at Member States' discretion. Member States were required to implement this Directive by 30 September 2002, but not all have yet complied.

        Imperial Tobacco, along with British American Tobacco, challenged this Directive on the grounds that it violates several principles of European law and obtained a hearing at the European Court of Justice (ECJ). This action was taken with extreme reluctance because we do not oppose reasonable and practical regulation of tobacco products. However, the Company believes this Directive has fundamental flaws and should be declared invalid. The Advocate General has given his opinion that the Directive is valid, but the European Court has yet to rule. However should the Directive come into force we have taken all necessary steps to prepare for compliance with any resulting legislation.

        Also in 2001, the European Commission proposed a new Directive that seeks to ban tobacco advertising in print media, in radio broadcasting and on the Internet, and restrict certain sponsorship activity. Along with other tobacco companies, Imperial Tobacco successfully challenged the original proposal on the grounds that it was legally unsound. While the new proposed Directive has a narrower scope than that annulled by the ECJ in October 2000, it still contains many of the flaws of the former

Directive. It is still under debate in the Council of Ministers and is expected to be voted upon in December 2002.

        In the third area of tobacco regulation, the EU is proposing a 'Recommendation' on a range of tobacco issues, including youth smoking prevention, which would not be binding on Member States. Imperial Tobacco agrees with some features of the 'Recommendation' and is making its views known to decision makers.

        Various national governments continue to introduce regulations including, in the UK, a ban on tobacco advertising, promotion and sponsorship, which received Royal Assent on 7 November 2002 and, in Ireland, a comprehensive Tobacco Control Act.

        In June 2002, Imperial Tobacco attended a meeting of the Committee of Public Accounts concerning levels of co-operation with HM Customs & Excise over tobacco smuggling issues. We remain fully committed to working with Customs and we believe significant progress has been made in developing a positive and constructive working relationship, with the ultimate objective of mutually agreeing a Memorandum of Understanding on anti-smuggling co-operation early in 2003.

        The World Health Organisation (WHO) continues to progress the Framework Convention for Tobacco Control (FCTC) through international negotiations. While we agree with the need to take strong measures to stamp out the illegal trade in smuggled and counterfeit products and on youth smoking prevention, in other areas we believe the WHO is trying to assume responsibilities more appropriately left to other authorities.

        Although there are many regulatory requirements which the Company must meet by law, there are other areas where we have been pro-active in voluntarily adopting standards which ensure we conduct our business in a socially responsible manner. In particular, we disclose details of the ingredients in our cigarettes on our website and we have implemented an 'International Code of Practice for the Marketing of Tobacco Products', which underpins our existing high standards for self-regulation of advertising and marketing practices.

        Taxation

        In February 2002, the Council of Ministers adopted an EU Directive revising the minimum rates of excise duties to be levied on manufactured tobacco products.

        The Directive established a fixed minimum rate of excise duty of euro 60 per thousand cigarettes, increasing to euro 64 from July 2006, for the most popular price category of cigarettes in each Member State. Spain, the only Member State to be affected by the euro 60 minimum, has been granted a derogation to delay applying this minimum until January 2005. In addition, both Spain and Greece have been granted a derogation to delay applying the euro 64 minimum until January 2008.

        The EU accession countries will have to implement significant duty increases in order to comply with the minimum cigarette excise tax amounts. Therefore, accession countries have been given derogations, the longest being up to January 2010, before having to comply with the euro 64 per thousand cigarette excise tax minimum.

        The Directive also introduced annual increases, in July each year, to the minimum excise tax on roll your own tobacco in order to bring the tax on this product more closely into line with the minimum excise tax for cigarettes. The minimum EU excise tax on roll your own tobacco will, therefore, increase from 30% of retail price or euro 24 per kilogram, up to 36% of retail price or euro 32 per kilogram by July 2004 across all Member States.

        These increases in cigarette and roll your own tobacco minimum tax levels will have no effect on either the UK or Germany, where excise taxation already exceeds these minimum rates.

        Tobacco Related Litigation

        Imperial Tobacco is currently involved in one legal action in England and Wales which has been refused public funding. It is anticipated that this action will be discontinued shortly.

        In Scotland, Imperial Tobacco is currently involved in 11 separate cases, where individual claimants are seeking damages for alleged smoking-related health effects. Of these cases, nine have been stayed. In one of the other cases a trial date has been fixed for October 2003. In the other case, which commenced in 1995, the claimant is representing himself and there has been no activity since May 2001.

        In the Republic of Ireland, the number of individual claims against Imperial Tobacco's subsidiary currently stands at 110. Statements of claim have been served in three of these cases. Since 1997, 197 other claims have been dismissed, discontinued or confirmed as not proceeding. Other international tobacco companies are involved in many of the current cases, in none of which has a trial date been fixed.

        In The Netherlands, an Imperial Tobacco subsidiary has received letters on behalf of 39 individuals claiming damages for alleged smoking-related health effects. Other tobacco companies have received similar letters. No proceedings have been commenced against Imperial Tobacco or any of its subsidiaries in The Netherlands.

        In Germany and Poland, during 2002 one individual claimant in each country has served proceedings on Imperial Tobacco's subsidiaries. No trial dates have been fixed in either of these cases.

        In Australia, an individual claimant has served proceedings on Imperial Tobacco's subsidiary. A statement of claim has been served. Imperial Tobacco's subsidiary has applied to have the claim against it struck out.

        To date, no judgment has been entered and no action has been settled in favour of a claimant in any tobacco-related litigation by Imperial Tobacco or any of its subsidiaries. Although it is not possible to predict the outcome of pending litigation, where claims have been particularised, Imperial Tobacco has been advised by its lawyers that, in their opinion, the Company has meritorious defences to these actions, all of which are being vigorously contested.

FINANCIAL STATEMENTS

        The figures and financial information for the year ended 28 September 2002 do not constitute the statutory financial statements for that year. Those financial statements have not yet been delivered to the Registrar, nor have the Auditors yet reported on them. The accounting policies that have been adopted are consistent with those stated in the Annual Report and Accounts for the period ended 29 September 2001.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 28 SEPTEMBER 2002

	Existing Operations 2002 £m	Acquisitions 2002 £m	Continuing Operations 2002 £m	2001 £m
Turnover	6,544	1,752	8,296	5,918
Duty in turnover	(4,899)	(1,178)	(6,077)	(4,444)
Costs and overheads less other income	(1,043)	(573)	(1,616)	(870)

Operating profit	602	1	603	604

Group operating profit before amortisation and exceptional items	682	107	789	619
Amortisation	(21)	(62)	(83)	(15)
Exceptional items	(59)	(44)	(103)	—

Interest and other finance charges			(180)	(110)

Exceptional finance charges			(33)	—
Other interest and finance charges			(147)	(110)

Profit on ordinary activities before taxation			423	494
Taxation			(140)	(139)

Profit on ordinary activities after taxation			283	355
Equity minority interests			(11)	(5)

Profit attributable to shareholders			272	350
Dividends			(229)	(178)

Retained profit for the year			43	172

				Restated
Earnings per ordinary share
Basic			41.0p	56.6p
Adjusted (before exceptional items and amortisation)			68.4p	59.0p
Diluted			40.8p	56.2p

Dividends per ordinary share
Interim			10.0p	9.0p
Proposed final			23.0p	19.8p

        All activities derive from continuing operations.

        There is no difference between the profit as shown above and that calculated on an historical cost basis.

        Comparatives for earnings per share and dividends per share reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002. The interim dividend per share for 2002 has been similarly adjusted.

Turnover	Existing Operations 2002 £m	Acquisitions 2002 £m	Continuing Operations 2002 £m	2001 £m
By destination
UK	4,437	49	4,486	4,053
Germany	229	910	1,139	157
Other Western Europe	1,004	186	1,190	975
Rest of the World	874	607	1,481	733

Total continuing operations	6,544	1,752	8,296	5,918

Operating profit
By destination
UK	390	—	390	353
Germany	13	54	67	10
Other Western Europe	211	6	217	193
Rest of the World	68	47	115	63

Trading operations	682	107	789	619
Amortisation	(21)	(62)	(83)	(15)
Exceptional items	(59)	(44)	(103)	—

Total continuing operations	602	1	603	604

        Exceptional items of £103m comprise £9m in respect of the streamlining of the Group's operations announced in October 2001 and £94m in respect of the reorganisation of the Group announced in September 2002 to integrate Reemtsma with the Group's existing businesses. These costs relate primarily to termination of employment.

EARNINGS PER SHARE

	2002	Restated 2001
Earnings per share
Basic	41.0p	56.6p
Adjustment for exceptional items and amortisation	27.4p	2.4p

Adjusted	68.4p	59.0p
Diluted	40.8p	56.2p

	2002 £m	2001 £m
Earnings
Basic	272	350
Adjustment for exceptional items and amortisation	182	15

Adjusted	454	365

        Adjusted earnings per share are calculated before tax effected exceptional items of £99m and amortisation of £83m, since the Directors consider that this gives a useful additional indication of underlying performance.

        Previously, adjusted earnings per share had been calculated using earnings before amortisation of the intangible assets acquired in Australia and New Zealand in September 1999, and the purchase of the EFKA group, the Baelen group, Tobaccor and Mayfair vending business assets in 2001.

        There would be no significant dilution of earnings if the outstanding share options were exercised.

	2002 Number	Restated 2001 Number
Weighted average number of shares outstanding during the year
Basic	663,380,317	618,713,424
Effect of share options	3,677,285	4,090,105

Diluted	667,057,602	622,803,529

        Comparative figures have been adjusted for the bonus element of the two for five discounted rights issue approved on 8 April 2002.

SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 28 SEPTEMBER 2002

	2002 £m	2001 £m
Profit attributable to shareholders	272	350
Exchange movements on retranslation of net investments and related borrowings	10	4
Taxation credit/(debit) on unhedged borrowings	2	(2)

Total recognised gains for the year	284	352

2

SUMMARY CONSOLIDATED BALANCE SHEET AT 28 SEPTEMBER 2002

	2002 £m	2001 £m
Fixed assets
Intangible assets	3,563	332
Tangible assets	751	242
Investments	23	16

	4,337	590

Current assets
Stocks	977	501
Debtors	734	438
Investments	112	143
Cash	312	198

	2,135	1,280

Creditors: amounts falling due within one year	(2,322)	(1,541)

Net current liabilities	(187)	(261)

Total assets less current liabilities	4,150	329
Creditors: amounts falling due after more than one year	(3,694)	(1,386)
Provisions for liabilities and charges	(531)	(44)

Net liabilities	(75)	(1,101)

Capital and reserves
Called up share capital	73	52
Share premium account	964	—
Profit and loss account	(1,129)	(1,174)

Equity shareholders' funds	(92)	(1,122)
Equity minority interests	17	21

	75	(1,101)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 28 SEPTEMBER 2002

	2002 £m	2001 £m
Profit attributable to shareholders	272	350
Dividends	(229)	(178)

Retained profit for the year	43	172
Rights issue	985	—
Goodwill exchange movements	(10)	(17)
Other net exchange movements	10	4
Taxation credit/(debit) on unhedged borrowings	2	(2)
Net addition to shareholders' funds	1,030	157
Opening shareholders' funds	(1,122)	(1,279)

Closing shareholders' funds	(92)	(1,122)

3

SUMMARY CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 28 SEPTEMBER 2002

	2002 £m	2001 £m
Net cash inflow from operating activities	824	638

Returns on investments and servicing of finance	(156)	(160)

Taxation	(157)	(154)

Capital expenditure and financial investment	(54)	(38)

Acquisitions
Payments to acquire businesses	(3,442)	(275)
Net cash acquired with businesses	266	16
Deferred consideration in respect of prior year acquisitions	—	(2)

Net cash outflow from acquisitions	(3,176)	(261)
Equity dividends paid	(184)	(167)

Net cash outflow before management of liquid resources and financing	(2,903)	(142)

Management of liquid resources	233	8

Financing
Issue of ordinary share capital	985	—
Increase in borrowings	1,798	2

Increase/(decrease) in cash in the year	113	(132)

RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	2002 £m	2001 £m
Operating profit	603	604
Depreciation and amortisation	137	49
Increase/(decrease) in provisions for liabilities and charges	78	(4)
Decrease in stocks	11	17
Increase in debtors	(50)	(162)
Increase in creditors	45	134

Working capital cash inflow/(outflow)	6	(11)

Net cash inflow from operating activities	824	638

4

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2002 £m	2001 £m
Increase/(decrease) in cash in the year	113	(132)
Cash inflow from increase in debt	(1,798)	(2)
Cash inflow from decrease in liquid resources	(233)	(8)

Change in net debt resulting from cash flows	(1,918)	(142)
Currency and other movements	(35)	(5)
Current asset investments acquired with subsidiary	199	—
Loans acquired with subsidiary	(20)	(10)
Deferred consideration	(381)	—

Movement in net debt in the year	(2,155)	(157)
Opening net debt	(1,540)	(1,383)

Closing net debt	(3,695)	(1,540)

ANALYSIS OF NET DEBT

	Cash £m	Current asset investments £m	Loans due within one year £m	Loans due after one year £m	Deferred consideration £m	Total £m
As at 29 September 2001	198	143	(496)	(1,385)	—	(1,540)
Cash flow	113	(233)	502	(2,300)	—	(1,918)
Acquisitions	—	199	(19)	(1)	—	179
Exchange movements	1	3	(80)	41	—	(35)
Deferred consideration	—	—	—	—	(381)	(381)

As at 28 September 2002	312	112	(93)	(3,645)	(381)	(3,695)

5

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). Such principles differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference		2002 £m	2001 £m
Profit attributable to shareholders under UK GAAP			272	350
US GAAP adjustments:
Pensions	(i	)	13	45
Amortisation of goodwill	(ii	)	48	(14)
Amortisation of brands/trade marks/licences	(ii	)	(38)	(8)
Deferred taxation	(iii	)	16	(45)
Mark to market adjustments — reversal of derivatives beyond committed debt	(iv	)	—	1
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(10)	105
Employee share schemes charge to the profit and loss account	(vii	)	(4)	—
Acquisitions inventory step-up	(viii	)	(42)	(8)
Restructuring costs on acquisition	(ix	)	44	—

Net income under US GAAP			299	426

			2002	Restated 2001
Amounts in accordance with US GAAP
Basic net income per ordinary share	(x	)	45.1p	68.9p
Basic net income per ADS	(x	)	90.2p	137.8p
Diluted net income per ordinary share	(x	)	44.8p	68.4p
Diluted net income per ADS	(x	)	89.6p	136.8p

        Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

	Explanation Reference		2002 £m	2001 £m
Equity shareholders' funds under UK GAAP			(92)	(1,122)
US GAAP adjustments:
Pensions	(i	)	335	322
Goodwill, less accumulated amortisation of £4m (2001: £52m)	(ii	)	(1,122)	466
Brands/trade marks/licences, less accumulated amortisation of £62m (2001: £24m)	(ii	)	2,712	372
Deferred taxation	(iii	)	(967)	(253)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	95	105
Proposed dividend	(v	)	167	122
Shares held by the Employee Share
Ownership Trusts	(vi	)	(19)	(13)
Employee share schemes charge to the profit and loss account	(vii	)	(4)	—

Shareholders' funds/(deficit) under US GAAP			1,105	(1)

(i)    Pensions

        Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet. A pension liability is recognised for the German unfunded pension schemes.

        Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards No. 87. Under SFAS 87, a pension asset representing the excess of Imperial Tobacco Pension Fund assets over benefit obligations has been recognised in the balance sheet.

(ii)  Intangible assets

        Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

        Under US GAAP, identifiable intangible assets are valued and amortised over their useful lives for all purchase transactions closing after June 2001. Goodwill is no longer subject to amortisation, but rather an annual assessment of impairment by applying a fair value based test. For purchase transactions prior to 30 June 2001, goodwill was capitalised and is being amortised over its useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights which are being amortised over 25 to 30 years.

(iii) Deferred taxation

        Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

        US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful lives of the underlying intangible assets.

(iv)  Derivative financial instruments

        The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments, that reduce exposures on anticipated future transactions, may be accounted for using hedge accounting.

        US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)  Proposed dividends

        Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year's earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

        Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)  Shares held by the Employee Share Ownership Trusts (ESOTs)

        Under UK GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the Group's balance sheet.

        Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Employee share schemes charge to the profit and loss account

        Under UK GAAP, the cost of shares purchased by the ESOTs in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOTs are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

        Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is measured at each period end until all performance criteria have been met.

(viii)Inventory step-up

        Under UK GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory.

        Under US GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix)  Restructuring costs

        Under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment, if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

        Under US GAAP, restructuring liabilities associated with acquisitions relating solely to the acquired entity may be provided in the opening balance as a fair value adjustment, if specific criteria about restructuring plans are met.

(x)  Net income per ordinary share

        Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco's Annual Report on Form 20-F for the fiscal year ended 29 September 2001, filed with the Securities and Exchange Commission, on 21 December 2001.

Imperial Tobacco Group PLC ("the Company")

Directors' Interests

        The following directors were conditionally awarded ordinary shares of 10 pence each in the Company under the Imperial Tobacco Long Term Incentive Plan ("LTIP") on 25 November 2002. The award will vest, free of charge, during December 2005 in proportion to the extent that the performance criterion is achieved.

        Under the terms of the LTIP, awards vest on a sliding scale depending on average real annual growth in Earnings Per Share ("EPS") after adjusting for inflation over the period of the award. No vesting occurs unless the Company's annual average real EPS growth is positive. Full vesting occurs if the Company's average real EPS growth per annum is equal to or exceeds 10%. Between these two points the award vests on a straight-line basis i.e. 50% vesting where the average real EPS growth per annum is equal to 5%.

        The Remuneration Committee may, where factors arise which could distort the EPS figures, revise the basis on which these figures are derived to ensure consistency and to ensure the targets remain genuinely challenging and the outcome, on which LTIP vesting will be determined reflects the real performance of the business, including maintenance of the long term return on capital employed.

DIRECTOR	Conditional Awards Granted 25 November 2002
Gareth Davis	46,923
Robert Dyrbus	29,718
Manfred Haussler	28,936

R C Hannaford
Company Secretary

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SIGNATURES
IMPERIAL TOBACCO GROUP PLC ANNOUNCES ITS PRELIMINARY RESULTS FOR THE YEAR ENDED 28 SEPTEMBER 2002